April 18, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Ivanhoe Energy Inc. 10-K for the year ended December 31, 2004 File No. 000-30586

Attention:	Mr. H. Roger Schwall Assistant Director

Dear Sirs;

     We refer to the comment letter dated March 31, 2005 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the year ended December 31, 2004 (the “2004 Form 10-K”) filed by Ivanhoe Energy Inc. (the “Company” or “Ivanhoe”).

     The responses to the Staff’s comments are provided below in the order in which the comments were set out in the March 31, 2005 letter and are numbered correspondingly. The Staff’s comments, indicated by bold, are followed by responses of Ivanhoe. Page references below are to the 2004 Form 10-K as submitted in electronic form on EDGAR. Except as otherwise specifically indicated all references in this letter to “$” are to U.S. dollars.

10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Notes to Consolidated Financial Statements
Note 19 Additional Disclosures Required Under U.S. GAAP, page 62

1.	We note that you have not provided the disclosures required under Rule 4-10(c)(7)(ii) of Regulation S-X, regarding capitalized costs excluded from amortization. Please expand your disclosures to address the following point:

(a)	Provide a description of the current status of the significant properties or projects for which costs are excluded from amortization, and the anticipated timing of the inclusion of such costs in the amortization computation.

We refer the Staff to page 66 of the 2004 Form 10-K, where we provide a summary by type of cost and the year the cost was incurred of the carrying value of unproved properties included in oil and gas properties. However, in Note 19, we did not provide a description of the current status of the significant properties or projects for which costs are excluded from amortization, and the anticipated timing of the inclusion of such costs in the amortization computation.

However, as noted below, we have provided extensive commentary elsewhere in the 2004 Form 10-K on the current status and our planned development program for the major components of this unproved cost pool, in particular the two largest components, the Northwest Lost Hills project in the U.S. and the Sichuan Basin project in China. A summary of these costs (in thousands of U.S. dollars) at December 31, 2004 is as follows.

Property	10-K Page Reference	Cost
U.S. Properties
Northwest Lost Hills	Pages 7, 59, 61	$8,740
North South Forty	Page 8	4,565
East Texas	Page 8	2,387
LAK Ranch	Pages 9, 33	2,054
Other projects (4)	Various	3,089
China Property
Sichuan Basin	Pages 10, 34, 53 ,61	10,581

		$31,416

We believe that the commentary within the 2004 Form 10-K related to each of the above noted projects suggests that the majority of the costs related to these unproved properties would be included in the amortization computation within the next two to three years.

We respectfully request that the disclosure in the 2004 Form 10-K be allowed to stand without amendment, with the understanding that the Company will include the disclosure as required under Rule 4-10(c)(7)(ii) of Regulation S-X in the notes to the financial statements in all future filings.

Supplementary Disclosures About Oil and Gas Production Activities, page 67

2.	We note that almost 86% of your reserves in China are classified as proved undeveloped and that these reserves represent almost 70% of your total reported reserves. Supplementally, please provide us with the technical justification for these reserves. This should but not be limited to decline curves, structure maps with the producing wells and proved undeveloped locations annotated on the maps, volumetric calculations, example logs, fluid and rock properties and that portion of the reserve report pertaining to these particular reserves.

You have requested that we supplementally provide the technical support for our oil and gas reserves in China, including decline curves, structure maps, volumetric calculations, example logs, fluid and rock properties and other supporting material.

In this regard we enclose a copy of the Independent Reserves Assessment and Evaluation of the Dagang and Zhaozhou (royalty interest only) Properties, effective December 31, 2004, prepared by Gilbert Lausten Jung Associates Ltd. (“GLJ”), independent petroleum consultants based in Calgary, Alberta. You will note that the assessment refers to assets held by Pan-China Resources Ltd. This company is a 100% owned subsidiary of Ivanhoe Energy Inc. We have included both the binder version and a CD version of the report.

In response to your specific requests, we note that the material you requested can be found as follows:

Decline curves — Production histories for existing wells are included under the Dagang section, pages 58 through 68 of 69. GLJ reviewed the production forecast on page 15 of 69.

Structure maps — These have been added to the GLJ report and are contained in the second file pocket in the back of the binder.

Volumetric calculations — GLJ’s summary pages are included under the Dagang section, pages 33, 35, 37, 39, 40, 42, 44, 45 and 46 of 69.

Example logs — Representative well logs from Nan 509-06 and Nan 105 have been added to the GLJ report and are contained in the 3rd, 4th, and 5th file pockets in the back of the binder.

Fluid properties — Comments relating to fluid properties can be found on all of the volumetric calculations summary pages noted above. A brief description of the fluid properties can be found in the “General” section of the Dagang section on page 7 of 69.

Rock properties — A discussion can be found in the “Geological” section of the Dagang section on pages 8 though 11 of 69.

Net pay maps — Net pay maps can be found in the Dagang section on pages 20 through 28 of 69.

In connection with the foregoing, the Company represents and acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in its 2004 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2004 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer any further questions you may have and to provide whatever additional information you may request. I can be reached at (604) 331-9817 and by fax (604) 688-7168.

Yours truly,

W. G. Lancaster
Chief Financial Officer

Cc: (without enclosures)	Mr. Jonathan Duersch Mr. Karl Hiller Mr. Jim Murphy